SANLUIS Corporación S.A. de C.V.
Monte Pelvoux 220-8° Piso Lomas de Chapultepec
11000 México, D.F. Tel.: (52) 5229-5800

SANLUIS
CORPORACION

82-2867

03037029

By FEDEX

October 27, 2003

SECURITIES AND EXHANGE COMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 29 2003
WASH. D.C.
181

SUPPL

To whom it may concern

Attached you could find a copy of the Consolidated Financial Information of SANLUIS Corporation, S.A. de C.V., for the Third Fiscal Quarter 2003.

Please, confirm the reception of this information with Antonio Olivo to the e-mail address aolivo@sanluiscorp.com.mx or by telephone to the number (525) 55229-5844.

If you have any question or comment, do not hesitate to contact me

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Best Regards

Antonio Olivo
SANLUIS Corporación, S.A. de C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2003**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**7,231,438**	**100**	**7,354,582**	**100**
2	**ACTIVO CIRCULANTE**	**1,586,442**	**22**	**1,433,830**	**19**
3	EFECTIVO E INVERSIONES TEMPORALES	142,402	2	142,059	2
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	711,109	10	602,744	8
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	243,372	3	153,551	2
6		372,244	5	386,861	5
7	OTROS ACTIVOS	117,315	2	148,615	2
8	**LARGO PLAZO**	**197,159**	**3**	**334,020**	**5**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	57,904	1	137,410	2
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS ASOCIADAS NO CONSOLIDADAS	55,151	1	50,576	1
11	OTRAS INVERSIONES	84,104	1	146,034	2
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**4,187,114**	**58**	**4,108,493**	**56**
13	INMUEBLES	1,116,923	15	1,161,986	16
14	MAQUINARIA Y EQUIPO	4,463,941	62	4,135,860	56
15	OTROS EQUIPOS	166,724	2	190,265	3
16	DEPRECIACION ACUMULADA	1,853,298	26	1,556,714	21
17	CONSTRUCCIONES EN	292,824	4	177,096	2
18	**ACTIVO DIFERIDO (NETO)**	**1,260,723**	**17**	**1,478,239**	**20**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**4,816,260**	**100**	**5,518,737**	**100**
21	**PASIVO CIRCULANTE**	**1,420,132**	**29**	**949,786**	**17**
22	PROVEEDORES	475,303	10	505,976	9
23	CREDITOS BANCARIOS	555,642	12	91,150	2
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	113	0	4,851	0
26	OTROS PASIVOS	389,074	8	347,809	6
27	**PASIVO A LARGO PLAZO**	**3,302,203**	**69**	**4,462,517**	**81**
28	CREDITOS BANCARIOS	3,292,799	68	4,447,183	81
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	9,404	0	15,334	0
31	**CREDITOS DIFERIDOS**	**0**	**0**	**0**	**0**
32	**OTROS PASIVOS**	**93,925**	**2**	**106,434**	**2**
33	**CAPITAL CONTABLE**	**2,415,178**	**100**	**1,835,845**	**100**
34	**PARTICIPACION MINORITARIA**	**1,819,194**	**75**	**1,007,355**	**55**
35	**CAPITAL CONTABLE MAYORITARIO**	**595,984**	**25**	**828,490**	**45**
36	**CAPITAL CONTRIBUIDO**	**1,988,378**	**82**	**1,988,378**	**108**
37	CAPITAL SOCIAL PAGADO	21,984	1	21,984	1
38	ACTUALIZACION CAPITAL SOCIAL	872,404	36	872,404	48
39	PRIMA EN VENTA DE	1,093,990	45	1,093,990	60
40	APORTACIONES PARA FUTUROS AUMENTOS DE	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**(1,392,394)**	**(58)**	**(1,159,888)**	**(63)**
42	RESULTADOS ACUMULADOS Y RESERVA DE	5,287,566	219	5,417,047	295
43	RESERVA PARA RECOMPRA DE	503,595	21	503,595	27
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION CAPITAL CONTABLE	(7,020,616)	(291)	(7,228,349)	(394)
45	**RESULTADO NETO DEL EJERCICIO**	(162,939)	(7)	147,819	8

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**142,402**	**100**	**142,059**	**100**
46	EFECTIVO	97,064	68	87,680	62
47	INVERSIONES	45,338	32	54,379	38
18	**CARGOS DIFERIDOS**	**1,260,723**	**100**	**1,478,239**	**100**
48	GASTOS AMORTIZABLES	279,792	22	352,543	24
49	CREDITO MERCANTIL	435,982	35	580,201	39
50	IMPUESTOS DIFERIDOS	531,553	42	514,279	35
51	OTROS	13,396	1	31,216	2
21	**PASIVO CIRCULANTE**	**1,420,132**	**100**	**949,786**	**100**
52	PASIVOS EN MONEDA	1,087,206	77	639,374	67
53	PASIVOS EN MONEDA	332,926	23	310,412	33
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO	0	0	0	0
56	PORCION CIRCULANTE DE	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**389,074**	**100**	**347,809**	**100**
57	OTROS PASIVOS CIRCULANTES CON	6,146	2	5,979	2
58	OTROS PASIVOS CIRCULANTES SIN	382,928	98	341,830	98
27	**PASIVO A LARGO PLAZO**	**3,302,203**	**100**	**4,462,517**	**100**
59	PASIVO EN MONEDA	3,302,203	100	4,462,517	100
60	PASIVO EN MONEDA	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO	0	0	0	0
30	**OTROS CREDITOS**	**9,404**	**100**	**15,334**	**100**
63	OTROS CREDITOS CON	9,404	100	15,334	100
64	OTROS CREDITOS SIN	0	0	0	0
31	**CREDITOS DIFERIDOS**	**0**	**100**	**0**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	0	0	0	0
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**93,925**	**100**	**106,434**	**100**
68	RESERVAS	93,925	100	106,434	100
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(7,020,616)**	**100**	**(7,228,349)**	**100**
70	RESULTADO ACUMULADO POR POSICION	(113,027)	(2)	(113,027)	(2)
71	RESULTADO POR TENENCIA DE ACTIVOS NO RIOS	(6,907,589)	(98)	(7,115,322)	(98)

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	166,310	484,044
73	FONDO PARA PENSIONES Y PRIMA DE	12,099	10,146
74	NUMERO DE FUNCIONARIOS	19	16
75	NUMERO DE EMPLEADOS	1,070	1,042
76	NUMERO DE OBREROS (*)	4,485	4,250
77	NUMERO DE ACCIONES EN CIRCULACION	227,957,568	227,957,568
78	NUMERO DE ACCIONES RECOMPRADAS	0	0

(*) DATOS EN UNIDADES

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2003**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**3,772,180**	**100**	**3,253,452**	**100**
2	COSTO DE	2,956,655	78	2,475,733	76
3	**RESULTADO BRUTO**	**815,525**	**22**	**777,719**	**24**
4	GASTOS DE	530,587	14	507,218	16
5	**RESULTADO DE OPERACION**	**284,938**	**8**	**270,501**	**8**
6	COSTO INTEGRAL DE FINANCIAMIENTO	306,624	8	529,704	16
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(21,686)**	**(1)**	**(259,203)**	**(8)**
8	OTRAS OPERACIONES FINANCIERAS	88,094	2	50,712	2
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(109,780)**	**(3)**	**(309,915)**	**(10)**
10	PROVISION PARA IMPUESTOS Y	27,245	1	85,945	3
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(137,025)**	**(4)**	**(395,860)**	**(12)**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	(14,022)	0	(3,054)	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(151,047)**	**(4)**	**(398,914)**	**(12)**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(151,047)**	**(4)**	**(398,914)**	**(12)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	(533,070)	(16)
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(151,047)**	**(4)**	**134,156**	**4**
19	PARTICIPACION MINORITARIA	11,892		(13,663)	0
20	**RESULTADO NETO MAYORITARIO**	**(162,939)**	**(4)**	**147,819**	**5**

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: **3** AÑO: **2003**

ESTADO DE RESULTADOS
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**3,772,180**	**100**	**3,253,452**	**100**
21	NACIONALES	894,172	24	866,863	27
22	EXTRANJERAS	2,878,008	76	2,386,589	73
23	CONVERSION EN DOLARES	351,034	9	324,634	10
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**306,624**	**100**	**529,704**	**100**
24	INTERESES PAGADOS	253,698	83	185,263	35
25	PERDIDA EN CAMBIOS	148,805	49	555,607	105
26	INTERESES GANADOS	10,556	3	11,608	2
27	GANANCIA EN CAMBIOS	0	0	0	0
28	RESULTADO POR POSICION	(85,323)	(28)	(199,558)	(38)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**88,094**	**100**	**50,712**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	88,094	100	50,712	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**27,245**	**100**	**85,945**	**100**
32	I.S.R.	21,742	80	27,974	33
33	I.S.R. DIFERIDO	(9,675)	(36)	52,388	61
34	P.T.U.	14,532	53	3,711	4
35	P.T.U. DIFERIDA	646	2	1,872	2

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	3,912,670	3,332,107
37	RESULTADO FISCAL DEL	0	0
38	VENTAS NETAS (**)	4,980,464	4,513,794
39	RESULTADO DE OPERACION	402,574	317,252
40	RESULTADO NETO MAYORITARIO (**)	(435,469)	383,105
41	RESULTADO NETO (**)	(432,996)	336,460

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS TRIMESTRE: 3 AÑO: 2003

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**1,231,996**	**100**	**1,098,346**	**100**
2	COSTO DE	988,356	80	834,086	76
3	**RESULTADO BRUTO**	**243,640**	**20**	**264,260**	**24**
4	GASTOS DE	177,228	14	174,361	16
5	**RESULTADO DE OPERACION**	**66,412**	**5**	**89,899**	**8**
6	COSTO INTEGRAL DE FINANCIAMIENTO	135,232	11	223,786	20
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(68,820)**	**(6)**	**(133,887)**	**(12)**
8	OTRAS OPERACIONES FINANCIERAS	42,913	3	22,762	2
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(111,733)**	**(9)**	**(156,649)**	**(14)**
10	PROVISION PARA IMPUESTOS Y	(30,029)	(2)	81,105	7
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(81,704)**	**(7)**	**(237,754)**	**(22)**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	(13,053)	(1)	(1,542)	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(94,757)**	**(8)**	**(239,296)**	**(22)**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(94,757)**	**(8)**	**(239,296)**	**(22)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	32,551	3
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(94,757)**	**(8)**	**(271,847)**	**(25)**
19	PARTICIPACION MINORITARIA	2,945		(5,475)	0
20	**RESULTADO NETO MAYORITARIO**	**(97,702)**	**(8)**	**(266,372)**	**(24)**

CLAVE DE COTIZACION: SANLUIS TRIMESTRE: 3 AÑO: 2003

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**1,231,996**	**100**	**1,098,346**	**100**
21	NACIONALES	326,012	26	240,346	22
22	EXTRANJERAS	905,984	74	858,000	78
23	CONVERSION EN DOLARES	114,677	9	105,652	10
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**135,232**	**100**	**223,786**	**100**
24	INTERESES PAGADOS	86,657	64	78,519	35
25	PERDIDA EN CAMBIOS	89,969	67	214,472	96
26	INTERESES GANADOS	3,413	3	6,443	3
27	GANANCIA EN CAMBIOS	0	0	0	0
28	RESULTADO POR POSICION	(37,981)	(28)	(62,762)	(28)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**42,913**	**100**	**22,762**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	42,913	100	22,762	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(30,029)**	**100**	**81,105**	**100**
32	I.S.R.	7,929	26	18,975	23
33	I.S.R. DIFERIDO	(44,213)	(147)	61,947	76
34	P.T.U.	5,546	18	(3,464)	(4)
35	P.T.U. DIFERIDA	709	2	3,647	4

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2003**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**(151,047)**	**134,156**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	250,423	1,286,713
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICI(**	**99,376**	**1,420,869**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(92,263)	(570,373)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**7,113**	**850,496**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	83,635	(1,436,961)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	0	0
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**83,635**	**(1,436,961)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(82,934)**	**547,430**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	7,814	(39,035)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	134,588	181,094
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	142,402	142,059

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2003**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**250,423**	**1,286,713**
13	+ DEPRECIACION Y AMORTIZACION DEL	245,430	231,394
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN	0	467,622
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	4,993	587,697
40	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(92,263)**	**(570,373)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS COBRAR	(172,475)	(199,454)
19	+ (-) DECREMENTO (INCREMENTO) EN	36,347	(81,887)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS POR COBRAR Y OTROS ACTIVOS	65,761	(94,078)
21	+ (-) INCREMENTO (DECREMENTO) EN	(61,895)	(71,966)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS	39,999	(122,988)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**83,635**	**(1,436,961)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	269,504	(1,773,556)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	(182,838)	339,586
25	+ DIVIDENDOS	0	0
26	+ OTROS	0	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
29	(-) AMORTIZACION DE OTROS	(3,031)	(2,991)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**0**	**0**
30	+ (-) INCREMENTO (DECREMENTO) EN EL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(82,934)**	**547,430**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE	0	588,436
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y	(82,934)	(135,395)
36	(-) INCREMENTO EN CONSTRUCCIONES EN	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON PERMANENTE	0	117,637
38	+ VENTAS DE ACTIVOS FIJOS	0	0
39	+ (-) OTRAS PARTIDAS	0	(23,248)

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2003**

SANLUIS CORPORACION , S. A. DE C. V.

RAZONES Y PROPORCIONES

INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	(4.00)	%	4.12	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	(73.07)	%	46.24	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	(5.99)	%	4.57	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(56.49)	%	148.75	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.69	veces	0.61	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.19	veces	1.10	veces
8	ROTACION DE INVENTARIOS (**)	10.36	veces	8.95	veces
9	DIAS DE VENTAS POR COBRAR	44	dias	43	dias
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	9.57	%	9.70	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	66.60	%	75.04	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.99	veces	3.01	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	91.14	%	92.45	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	78.87	%	108.62	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	1.12	veces	1.46	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.03	veces	0.82	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.12	veces	1.51	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	0.85	veces	1.10	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.33	veces	0.26	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	10.03	%	14.96	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	2.63	%	43.67	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL TRABAJO A VENTAS NETAS	(2.45)	%	(17.53)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR OPERACION A INTERESES PAGADOS	0.03	veces	4.59	veces
24	FINANCIAMIENTO AJENO A RECURSOS (UTIL.) POR FINAN.	100.00	%	100.00	%
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	0.00	%	0.00	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	100.00	%	(24.73)	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2003**

SANLUIS CORPORACION , S. A. DE C. V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	(1.81)	$	1.54
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	(2.36)	$	2.00
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00	$	.00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	(.42)	$	(.81)
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	2.69	$	.00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	(.81)	$	(2.53)
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00	$	.00
8	VALOR EN LIBROS POR ACCION	$	2.61	$	3.63
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00	$	.00
10	DIVIDENDO EN ACCIONES POR ACCION		.00 acciones		.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS		.98 veces		1.11 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION ORDINARIA (**)		(3.57) veces		2.98 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION PREFERENTE (**)		.00 veces		.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

LAS CIFRAS AL 30 DE SEPTIEMBRE DE 2002 (TRIMESTRE AÑO ANTERIOR) INCLUYE MOVIMIENTOS DE REESTRUCTURA DE LA DEUDA AL 100% TAL COMO SE PRESENTO EL AÑO ANTERIOR (LA REESTRUCTURA DEFINITIVA SE DIO EN DICIEMBRE DE 2002 AL 87%) (Ver Nota 8)

r4: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $245,430 EN 2003 Y $231,394 EN 2002 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

Utilidad (pérdida) por acción no incluye la serie "D"
d04: Cálculo realizado sobre Acciones Ordinarias
d05: Cálculo realizado sobre Acciones Ordinarias
d06: Cálculo realizado sobre Acciones Ordinarias
d07: Cálculo realizado sobre Acciones Ordinarias

rt1: La información del Estado de Resultados Trimestral correspondiente al año anterior, incluye los movimientos definitivos de la reestructura de la deuda al 87%, esto para una mejor interpretación de los estados financieros, al comparar contra el trimestre del año actual.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

Los resultados consolidados de SANLUIS Corporación, S.A. de C.V. y Subsidiarias (SANLUIS) al cierre del tercer trimestre del presente año, arrojan resultados satisfactorios a pesar de las condiciones de incertidumbre en el entorno mundial y de los bajos niveles de actividad económica que se han reportado, especialmente en los Estados Unidos, nuestro principal mercado.

Con respecto al mismo período del año anterior hubo un incremento en ventas del 8.5% en términos de dólares, lográndose en el tercer trimestre del 2003 ventas por U$ 114.7 millones, principalmente en Ford y GM.

En forma acumulada en los primeros nueve meses del año las ventas se incrementan 8.1% en términos de dólares con respecto al mismo período del año previo, principalmente en Ford y GM.

Las ventas se ubicaron en U$ 351 millones en los primeros nueve meses del año 2003, el incremento se deriva principalmente en la venta de Frenos y Muelles.

La UAFIRDA consolidada para los primeros tres trimestres del 2003 fue de U$ 49.4 millones, inferior en 1.4 % en términos de dólares respecto al mismo periodo del año anterior.

Resultados Consolidados al 3er. trimestre del año 2003 (Millones dlls)

	2002		2003			
Trimestre	3°	4°	1°	2°	3°	Total Últimos 12 meses
Ventas :						
Suspensiones	76.4	80.9	82.8	86.8	84.1	334.6
Frenos	29.3	35.0	32.4	34.4	30.6	132.4
Consolidado	105.7	115.9	115.2	121.2	114.7	467.0
Uafirda :	16.4	18.9	18.3	16.9	14.2	68.3
Margen UAFIRDA (%) s/ Ventas	15.5	16.3	15.9	13.9	12.4	14.6

Las mayores ventas se originan por la demanda que se ha experimentado en el segmento de camiones ligeros en el mercado norteamericano y nuevos contratos que empezaron a ser surtidos en el año en el negocio de Frenos y que incrementaron su volumen, combinadas con mayor eficiencia en planta, mayores productividades, menor precio promedio de adquisición de aceros especiales, reducciones en gastos fijos de planta y menores gastos de administración y venta que han producido niveles satisfactorios de UAFIRDA, compensando importantes efectos negativos como las alzas en los precios del gas, energía eléctrica y chatarra de acero para fundición, además de absorber el impacto de menores precios unitarios de venta por los efectos de descuentos acumulados por volumen en las plataformas maduras que actualmente servimos, y por una mezcla de productos con menor margen en Frenos al reducirse los volúmenes de venta de ensambles con alto valor agregado.

Por otra parte en el segundo trimestre del 2002, se registró una partida extraordinaria que se integra principalmente por el ingreso generado por la condonación en recompra de deuda a descuento (ver nota 4 y 8 del anexo 2 del presente informe) y la pérdida en la venta de la división minera.

En términos de generación de efectivo, los buenos resultados operativos no llegan totalmente a reflejarse en mayores niveles de efectivo disponible, debido a menores niveles de financiamiento de proveedores en el negocio de Suspensiones, por efecto de haber modificado la mezcla de fuentes de suministro de aceros especiales, en respuesta a la huelga de nuestro principal proveedor canadiense durante el primer trimestre del año, ya que mientras nuestro mayor proveedor reanudaba operaciones, compramos acero de un proveedor local emergente a menores precios pero con plazo de pago a 30 días en lugar de los 120 días que nuestro proveedor tradicional nos otorga; lo anterior ha venido representando una aplicación adicional de recursos debido al menor financiamiento de proveedores. Los demás niveles del Capital de Trabajo Operativo (Clientes e Inventarios en días de ventas y consumo) son mejores que los niveles experimentados en el año anterior.

MERCADO

SANLUIS, es un negocio dedicado a la producción de componentes para suspensiones y frenos, y está enfocado hacia la industria terminal productora de vehículos (OEMs por sus siglas en inglés).

Los productos del negocio de Suspensiones son: muelles (parabólicas y multihoja), resortes, barras de torsión, bujes hule-metal, barras estabilizadoras y barras de cajuela. En el negocio de Frenos se producen: discos y tambores.

SANLUIS Rassini tiene una participación del 90% en el mercado nacional, y 64% del mercado de muelles para vehículos ligeros en los Estados Unidos y el Canadá. En el negocio de Frenos, dentro del mercado norteamericano, SANLUIS Rassini tiene una participación del 12% en el segmento de discos y tambores para frenos de vehículos ligeros. La base de clientes es sólida y diversificada, siendo los principales: General Motors, Ford, DaimlerChrysler, Nissan, Volkswagen y Toyota.

CONTROL INTERNO

SANLUIS tiene implementadas políticas y procedimientos contables y administrativos basados en los P.C.G.A. para mantener un adecuado control interno de las operaciones de sus empresas subsidiarias, las cuales son establecidas por la Contraloría y su cumplimiento y vigencia son vigilados por el área de Auditoria Interna. Adicionalmente cada política antes de su aplicación debe ser aprobada por el Comité de Auditoria, mismo que es informado por al área de Auditoria Interna sobre la situación de las operaciones de SANLUIS. El Comité de Auditoria presenta un informe anual al Consejo de Administración.

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS

30 DE SEPTIEMBRE DE 2003 Y DE 2002

Cifras monetarias expresadas en miles de pesos de poder adquisitivo del 30 de septiembre de 2003.

Las cifras presentadas como tercer trimestre año anterior, incluyen los efectos de la reestructura de la deuda al 100% (la reestructura definitiva se logró al 87% aprox).

En los siguientes comentarios a los estados financieros se incluyen los resultados definitivos de la reestructura de la deuda. Ver nota 8

NOTA 1 - ACTIVIDAD DE LA COMPAÑÍA Y OPERACIONES DISCONTINUADAS:

a. Estructura corporativa -

La principal actividad de SANLUIS Corporación, S. A. de C. V. (SANLUIS) y subsidiarias (la compañía) es la manufactura y venta de partes de suspensiones automotrices y componen-tes para frenos. La mayoría de las ventas de la compañía están denominadas en dólares.

b. Situación actual de la compañía -

Durante los últimos seis años la compañía contrató importantes financiamientos con la finalidad de expandir su planta productiva y lograr satisfacer las necesidades de los productores de equipo original (OEMs por sus siglas en inglés); sin embargo, durante 2001 la desaceleración en el sector automotriz de Norteamérica y la demora en el lanzamiento de nuevas plataformas por parte de los OEMs provocaron que la compañía se viera imposibilitada para cumplir oportunamente los vencimientos de capital e intereses que se concentraban principalmente a finales de 2001 y principios de 2002, e incumpliera con ciertas razones financieras impuestas por algunos créditos.

La compañía llevó a cabo un plan de reestructuración que incluyó el establecimiento de medidas de reducción de costos, la venta de activos no estratégicos y la cancelación de activos que habían perdido su utilidad para los fines del negocio. Actualmente la compañía ha logrado renegociar los vencimientos y términos de su deuda como se describe detalladamente en la Nota 4.

c. Venta de activos no estratégicos -

i. Minas Luismin, S. A. de C. V. (Minas Luismin)

En junio de 2002 la compañía vendió su inversión en Minas Luismin y algunos proyectos mineros en exploración a Wheaton River Minerals Ltd. (Wheaton), recibiendo en pago US$55.2 millones y 9,084,090 acciones comunes de Wheaton River. La compañía registró una pérdida de $511,281, la cual se muestra en el estado consolidado de resultados clasificada como operaciones discontinuadas. La mayoría de los fondos producto de la venta se utilizaron para reestructurar la deuda de SANLUIS (véase Nota 4).

ii. Hendrickson Rassini, S. A. de C. V.

El 5 de septiembre de 2002 SANLUIS Rassini Autopartes, S. A. de C. V. (SRA)

vendió su participación del 50.5% en Hendrickson Rassini, S. A. de C. V. a Hendrickson International Corporation en $71,794 (US$7.1 millones). SRA recibió un pago en efectivo de US$5 millones. Del saldo pendiente, US$1.1 millón fue pagado el 3 de enero de 2003 y el remanente es exigible el 2 de enero de 2004, causando intereses a la tasa LIBOR más 4.0% pagaderos trimestralmente. Estos fondos se utilizaron para capital de trabajo. SRA registró una utilidad de $6,292 por la venta, la cual se registró como partida discontinuada en el estado consolidado de resultados.

iii. Brembo Rassini, S.A. de C.V.

El 6 de febrero de 2002 SRA celebró con Brembo Participations, BV un contrato de compra-venta de 172,295 acciones representativas del 25% del capital social de Brembo Rassini por US$4.4 millones. Esta venta generó una pérdida de $5,901, neta de los gastos correspondientes, que fue registrada en otros gastos en el estado consolidado de resultados. Después de esta venta SRA mantiene el 24% del capital social de Brembo Rassini.

NOTA 2 - POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

Las políticas de contabilidad más importantes seguidas en la formulación de los estados financieros consolidados, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de la inflación en los estados financieros se resumen a continuación:

a. Reconocimiento de los efectos de la inflación

Los estados financieros consolidados han sido preparados de acuerdo con los Principios de Contabilidad Generalmente Aceptados (PCGA) emitidos por el Instituto Mexicano de Contadores Públicos (IMCP) y, en consecuencia, reconocen los efectos de la inflación en la información financiera de acuerdo con las siguientes reglas:

- El inventario y el costo de ventas se actualizan utilizando costos de reposición.

- La maquinaria y equipo de origen extranjero se actualizan aplicando el factor de inflación del país de origen a los correspondientes montos en moneda extranjera y convirtiendo dichos montos a pesos utilizando el tipo de cambio a la fecha del balance general. Los in-muebles, maquinaria y equipo de origen nacional se actualizan aplicando un factor derivado del Índice Nacional de Precios al Consumidor (INPC).

- Los componentes de la inversión de los accionistas son actualizados utilizando factores derivados del INPC.

- La pérdida por tenencia de activos no monetarios (la diferencia neta entre: i) la actualización de la maquinaria y equipo de origen extranjero, los inventarios y el costo de ventas siguiendo el procedimiento descrito en los párrafos precedentes, y ii) los ajustes a los respectivos montos históricos considerando el INPC) se incluye en la inversión de los accionistas.

- La utilidad por posición monetaria se incluye como parte del costo integral de financiamiento.

b. Principios de consolidación

Los estados financieros consolidados incluyen a SANLUIS y a todas las compañías subsidiarias controladas por ésta. Todos los saldos y operaciones entre las compañías han sido eliminados en la consolidación.

c. Efectivo e inversiones temporales

La compañía considera como efectivo a las inversiones temporales de fácil realización, las cuales se expresan a su valor de mercado.

d. Inventarios y costo de ventas

Los inventarios se expresan a su costo de reposición, el cual se determina de la siguiente manera:

- Productos terminados: al último costo de producción.
- Materia prima y materiales: al precio de la última compra.

Los valores así determinados no exceden al valor de mercado.

El costo de ventas se determina por el método de últimas entradas-primeras salidas.

e. Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se expresan al costo que se actualiza como se menciona en el inciso a. de esta nota.

La depreciación es calculada por el método de línea recta con base en las vidas útiles estimadas de los activos.

f. Inversiones en asociadas

Las inversiones en asociadas, en las cuales la compañía posee más del 20% pero menos del 50% del capital, se registran por el método de participación.

Las otras inversiones en acciones en las que se posee menos del 20% del capital se expresan al costo o a su valor de mercado, el menor.

La compañía evalúa periódicamente el valor de recuperación de sus inversiones, las cuales son reservadas ante la existencia de indicios de irrecuperabilidad.

g. Revisión del valor en libros de los activos fijos e intangibles

La compañía evalúa periódicamente el valor de recuperación de sus activos fijos e intangibles con base en los flujos de efectivo futuros de sus operaciones.

La compañía ha evaluado los efectos de la entrada en vigor del Boletín C-15, y no representará un efecto importante en su información, dicho boletín entrará en vigor a partir del año 2004

h. Crédito mercantil

El exceso del costo de las acciones de subsidiarias sobre el valor en libros (crédito mercantil) se amortiza en períodos de diez y veinte años y se

actualiza aplicando al valor histórico factores derivados del INPC.

i. Impuesto sobre la Renta (ISR) y Participación de los Trabajadores en la Utilidad (PTU)

El ISR diferido se reconoce por el método de activos y pasivos integral, que consiste en determinar el impuesto diferido aplicando la tasa del ISR correspondiente a las diferencias entre los valores contables y fiscales de activos y pasivos (diferencias temporales) a la fecha de los estados financieros.

La PTU diferida sólo se calcula sobre las diferencias temporales no recurrentes entre la utilidad contable y la utilidad base del reparto.

j. Gastos de emisión y reestructuración de deuda

Los gastos de emisión y reestructuración de deuda se registran al costo y se actualizan aplicando factores derivados del INPC. Estos gastos se amortizan en línea recta considerando el plazo de vencimiento de la deuda y su amortización se incluye en gastos financieros como parte del costo integral de financiamiento.

k. Gastos de arranque

Los gastos de arranque de las nuevas líneas de producción, los cuales incluyen entrenamiento, reprocesos, prototipos, etc., se registran al costo de adquisición y se actualizan aplicando factores derivados del INPC. La amortización se calcula por el método de línea recta en períodos que no exceden de diez años.

l. Obligaciones laborales

Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de quince años de servicios, así como las obligaciones bajo los planes de retiro que la compañía tiene establecidos para su personal, a los cuales éstos no contribuyen, se reconocen como costo de los años en que se prestan los servicios correspondientes, a través de aportaciones a fondos en fideicomisos irrevocables y reservas de pasivo, con base en estudios actuariales.

El costo de los servicios anteriores y de las modificaciones a los planes, las variaciones en supuestos y ajustes por experiencia y el activo de transición se están amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan, en aproximadamente veinte años.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año en que se vuelven exigibles.

m. Transacciones en monedas extranjeras y conversión de operaciones en el extranjero

Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación. Los activos y pasivos en dichas monedas se expresan en moneda nacional, aplicando los tipos de cambio vigentes a la fecha del balance general.

Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de con-certación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a los resultados, o se capitalizan si son atribuibles a construcciones en proceso, como parte del costo integral de financiamiento.

Para consolidar las operaciones de Rassini NHK Autopecas, S/A (localizada en Brasil) y Rassini International Investments, LLC se uti-liza la metodología establecida en el Boletín B-15 "Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras", convirtiendo los activos y pasivos (monetarios y no monetarios), así como los ingresos y gastos, al tipo de cambio vi-gente al cierre del ejercicio. Las diferencias originadas por la conversión de dichos estados financieros a pesos se registran dentro de la insuficiencia en la actualización del capital. Al 30 de septiembre de 2003 los efectos de conversión no fueron importantes.

n. Utilidad por acción

La utilidad por acción está calculada de acuerdo con el Boletín B-14 "Utilidad por Acción", dividiendo la utilidad de los accionistas mayoritarios entre el promedio ponderado del número de acciones en circulación (227,957,568). La utilidad por acción de las acciones de la Serie "D" considera el dividendo adicional a que tienen derecho.

o. Obligaciones convertibles en acciones de una subsidiaria

Como se menciona en la Nota 4, SANLUIS Co-Inter, S. A. (SISA) emitió obligaciones con-vertibles en acciones. De acuerdo con los PCGA se considera que por ser convertibles a su vencimiento en un número fijo de acciones Serie "B" de SISA los acreedores de la compañía están asumiendo los mismos riesgos que los accionistas y, por lo mismo, deben clasificarse como inversión de los mismos. Los intereses de dichas obligaciones se registran conforme se devengan en los resultados de cada año, acreditando a la inversión de los accionistas.

La inversión de los accionistas minoritarios correspondiente se actualiza utilizando factores derivados del INPC.

p. Reconocimiento de ingresos

La compañía reconoce sus ingresos al momento de la entrega de los productos y de la aceptación de éstos por parte de los clientes. Las ventas se reconocen solamente cuando la compañía ha transferido al comprador los riesgos de la propiedad de las mercancías y cuando el pre-cio de venta y los costos incurridos o por ocurrir se pueden cuantificar.

q. Uso de estimaciones

La preparación de estados financieros, de acuerdo con los PCGA, requiere que la administración de la compañía efectúe estimaciones que afectan los importes reportados en los estados financieros. Los resultados reales podrían diferir de dichas estimaciones.

r. Principios de contabilidad recientemente emitidos

En noviembre de 2001 el IMCP emitió el nuevo Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos", el cual sustituye

a los Boletines C-9 y C-12 originales. Las disposiciones de este nuevo boletín son obligatorias para los ejercicios iniciados a partir del 1 de enero de 2003, sin embargo, se recomienda su aplicación anticipada. El objeto de este boletín es establecer reglas particulares de valuación, presentación y revelación de los pasivos y de las provisiones; determinar reglas particulares de valuación y revelación de los activos y pasivos contingentes y proporcionar reglas de revelación de los compromisos con-traídos por una entidad como parte de sus operaciones normales.

En diciembre de 2001 el IMCP emitió un nuevo Boletín C-8 "Activos Intangibles", el cual sustituye al actual Boletín C-8. Las disposiciones de este nuevo boletín son obligatorias para los ejercicios iniciados a partir del 1 de enero de 2003, sin embargo se recomienda su aplicación anticipada. Los aspectos más relevantes de este boletín son: i) se establecen lineamientos y criterios específicos para el tratamiento contable de los costos de investigación y desarrollo;

ii) los costos preoperativos identificados plenamente como de investigación y desarrollo deben reconocerse como gastos del período, y iii) las reglas de valuación se basan en una secuencia lógica del ciclo de vida del activo, considerando el reconocimiento y valuación inicial del activo intangible, el reconocimiento de un gasto, los desembolsos posteriores y la valuación posterior al reconocimiento inicial.

NOTA 3 - POSICIÓN DE LA COMPAÑÍA EN MONEDAS EXTRANJERAS:

La compañía opera básicamente en los mercados de Estados Unidos de América y Canadá y la mayoría de sus ventas y financiamientos están denominados en dólares americanos (US$).

Al 30 de septiembre de 2003 el tipo de cambio fue de $10.7975 por dólar americano

NOTA 4 - PRÉSTAMOS Y OTROS CRÉDITOS:

Los préstamos y otros créditos se analizan a continuación:
Reestructuración de la deuda de SANLUIS

En marzo de 1998 SANLUIS realizó una emisión de Eurobonos por US$200 millones (Eurobonos), a una tasa de interés fija de 8.875%, pagaderos semestralmente, con vencimiento único de principal el 18 de marzo de 2008. Como resultado de la menor demanda para los productos fabricados por la compañía, debido a la importante caída en la actividad económica de Estados Unidos, el 20 de septiembre de 2001 SANLUIS anunció la suspensión temporal del pago de los intereses de este crédito, así como del pago del principal de su programa de Europapel Comercial por US$77.5 millones y de otros financiamientos por US$13.8 millones.

SANLUIS inició las negociaciones para reestructurar ordenadamente su deuda. Como resultado de estas negociaciones, el 21 de agosto de 2002 se llegó un acuerdo en principio con un comité representante de un grupo de los acreedores, el cual fue plasmado en un documento que estuvo a disposición de todos los acreedores de SANLUIS desde el 30 de septiembre de 2002, concediéndoseles hasta el 8 de noviembre del mismo año para decidir si aceptaban los términos de la reestructura propuesta por SANLUIS.

En vista de la respuesta positiva a la propuesta de reestructura, SANLUIS decidió ampliar en dos ocasiones el plazo originalmente establecido para recibir las aceptaciones de los acreedores, con el objeto de que se adhirieran a los términos de la reestructura el mayor número de acreedores posibles la cual al 12 de noviembre de 2002, representaba el 58.56% de los tenedores de Eurobono, El proceso de reestructura que implicaba la aceptación de ofertas concluyó el 3 de diciembre de 2002 y fue el 13 del mismo mes cuando se formalizó y determinó la aceptación a dichas ofertas en los términos de la reestructura, una vez que se incorporaron los efectos de prorrateos que se volvieron necesarios al sobre-suscribirse la oferta de intercambio por efectivo. Como se aprecia a continuación el 87% de los acreedores aceptaron la propuesta de reestructura de SANLUIS.

A continuación se muestran los resultados de la reestructuración de la deuda:

Financiamiento	Deuda original	Deuda reestructurada	Deuda no reestructurada
Eurobonos	US$200,000	US$188,090	US$11,910
Europapel Comercial	77,500	58,460	19,040
Credit Agricole Indosuez	8,000		8,000
Credit Suisse First Boston	5,814	5,814	
	US$291,314	US$252,364	US$38,950

Los principales términos en los que SANLUIS llevó a cabo la reestructura de su deuda fueron los siguientes:

Recompra de deuda a descuento con valor nominal de US$128.6 millones, pagando US$45 millones (US$350 por cada US$1,000 de deuda), obteniendo una utilidad de $960,862 (US$94.9 millones), neta de los costos inherentes a la reestructura, la cual se presenta en el estado de resultados como partida extraordinaria.

Intercambio de deuda con valor de US$123.7 millones por nueva deuda a cargo de SISA. Por cada US$1,000 de deuda anterior a cargo de SANLUIS los acreedores recibieron:

1. US$384.15 de obligaciones a cargo de SISA garantizadas por todas las subsidiarias operativas y algunas no operativas de SRA. Dichas obligaciones vencen el 30 de junio de 2010 y durante este plazo causarán intereses a una tasa fija del 8% anual. Los intereses se calcularán a partir del 1 de julio de 2002 y serán pagaderos anualmente a partir del 15 de marzo de 2003, siempre y cuando SRA y sus subsidiarias generen excedentes de efectivo de acuerdo al cálculo definido en el contrato, en caso contrario se capitalizarán. El saldo principal de estas obligaciones asciende a US$47.5 millones ($503,103).

2. US$615.85 de obligaciones convertibles obligatoriamente en acciones de SISA con venci-miento el 30 de junio de 2011 que causarán intereses a una tasa fija del 7% anual. Los inte-reses se calcularán a partir del 1 de julio de 2002 y serán capitalizables semestralmente. Si a la fecha de vencimiento de estas obligaciones no hubiera sido liquidado el saldo principal y sus intereses o si ocurriera algún incumplimiento previsto en el documento de emisión, los tenedores de estas obligaciones podrán convertirlas obligatoriamente en acciones Serie "B" de SISA, las cuales representarán en su momento el 51% de los derechos de voto. El saldo principal de estas obligaciones asciende a $815,741 (US$76.2 millones) y se presen-tan como inversión de los accionistas minoritarios en los estados financieros adjuntos (véase Nota 2o.).

Reestructuración de la deuda del Grupo Suspensiones

El 28 de abril de 2000 Rassini vendió a un Trust denominado "Leaf Spring Export Trust 2000" sus futuros derechos de cobro de las cuentas por cobrar que se originaran de las órdenes de compra abiertas con Ford Motor Co., DaimlerChrysler AG., Nissan North America, Inc. y Toyota Motor Manufacturing North America, Inc. El Leaf Spring Export Trust 2000, con base en la adquisición de los derechos de cobro mencionados, obtuvo un crédito por US$175 millones de un sindicato de bancos (Secured Export Loan - SEL).

Como resultado de los factores mencionados en la Nota 1b., el 30 de septiembre de 2001 la com-pañía incumplió las razones financieras establecidas en el contrato y acordó con sus acreedores suspender el pago de los próximos vencimientos del principal de este y otros financiamientos a partir de noviembre de 2001. A esa fecha la deuda directa de las subsidiarias del Grupo Suspensiones, así como aquella en la que eran avales (deuda indirecta), estaba representada por US$156.7 millones del SEL y US$77.5 millones de otros créditos.

El 17 de marzo de 2002 la compañía y el comité de acreedores del Grupo Suspensiones, formado por los bancos acreedores que integraban la deuda directa, llegaron a un acuerdo en principio condicionado a que la reestructura financiera de SANLUIS se concretara sin afectar de manera importante los términos pactados en dicho acuerdo.

El 15 de enero de 2003, una vez concluida la reestructura de SANLUIS, la compañía y los ca-torce bancos acreedores representados por JP Morgan Chase Bank y Banco Nacional de México, S. A. firmaron el convenio definitivo de reestructura cuyos principales términos se describen a continuación:

La deuda total del Grupo Suspensiones al 31 de diciembre de 2002 ascendió a US$234.2 millones y se dividió en un Bloque "A" por US$176.7 millones y un Bloque "B" por US$57.5 millones. El Bloque "A" se amortizará en forma creciente a partir de diciembre de 2003 y un pago complementario en diciembre de 2008. El Bloque "B" es pagadero totalmente en diciembre de 2008.

El total de la deuda causará intereses a la "Eurodollar Rate" más un margen de 3.50% hasta diciembre de 2006. En lo sucesivo, el margen aplicable será de 5.5% a menos que la compañía prepague el saldo principal en diciembre de 2006.

Dentro de ciertas condiciones se establece que, los fondos provenientes de cualquier emisión de capital, venta de activos o contratación de deuda adicional deberán ser utilizados para prepagar este financiamiento.

El total de la deuda está garantizado con todos los activos del Grupo Suspensiones y acciones representativas del capital de todo Autopartes y por las acciones representativas del capital social de las demás subsidiarias de SRA.

Los bancos acreedores acordaron: a) limitar las inversiones de capital de la compañía para cada uno de los próximos cinco años, y b) restringir a SANLUIS y a SRA y sus subsidiarias realizar cualquier transacción que involucre el pago de efectivo a SANLUIS y a las subsidiarias del Grupo Frenos.

SRA y Rassini deberán contratar, dentro de los 60 días posteriores a la firma del convenio definitivo de reestructura, swaps de tasas de interés para fijar la tasa variable aplicable como mínimo al 50% del crédito por un período mínimo de tres años.

Los bancos acreedores tienen derecho a cobrar una comisión por la reestructura equivalente al 2% del saldo principal a la firma del convenio (US$4.6 millones), la cual se documentó mediante la firma de un pagaré con vencimiento en 2007.

El contrato de crédito establece ciertas restricciones operativas y financieras para las empresas del Grupo Suspensiones, las cuales afectan y en varios aspectos limitan o prohiben, entre otras cosas, la posibilidad de decretar dividendos, incurrir en deuda adicional, otorgar activos en garantía, efectuar algunas ventas de activos o contratar operaciones con instrumentos financieros.

Crédito Sindicado de Fundimak, S. A. de C. V. (Fundimak)

El 20 de octubre de 2000 Fundimak obtuvo un préstamo por US$40 millones para financiar la expansión de las plantas del Grupo Frenos. Derivado de ciertos incumplimientos con algunas razones financieras establecidas en el contrato de crédito, Fundimak y los bancos acreedores acordaron modificar los términos del préstamo el 21 de diciembre de 2001 y el 25 de noviembre de 2002. Al 30 de septiembre de 2003 el saldo pendiente de pago asciende a US$32.7 millones, los cuales están sujetos a una tasa de interés de LIBOR más un spread variable de entre el 3.0 y 4.25.

Este financiamiento está garantizado por todos los activos propiedad de las subsidiarias de Fundimak y establece ciertas restricciones operativas y financieras para Fundimak, las cuales afectan y en varios aspectos limitan o prohíben, entre otras cosas, la posibilidad de que Fundimak decrete dividendos, incurra en deuda adicional, otorgue activos en garantía o efectúe algunas ventas de activos.

Al 30 de septiembre de 2003 la compañía no tenía líneas de crédito disponibles con instituciones financieras mexicanas o extranjeras.

NOTA 5 - INVERSIÓN DE LOS ACCIONISTAS:

Estructura accionaria -

Las acciones de la Serie "A" (las cuales solamente pueden ser adquiridas por mexicanos) y de la Serie "B" tienen derecho de voto pleno. Las acciones de la Serie "C" no tienen derecho a voto y las de la Serie "D" son de voto limitado y convertibles en acciones Serie "A" el 30 de noviembre de 2004. Adicionalmente, las acciones de la Serie "D" tienen derecho a recibir un dividendo preferente acumulativo de $.0048 por acción equivalente al 5% del valor teórico de las acciones. Si se pagan dividendos a las otras series de acciones, las acciones de la Serie "D" tienen derecho a recibir un dividendo igual al 130% del monto pagado con respecto a las acciones de las Series "A", "B" y "C".

La parte variable del capital social tiene un límite de hasta diez veces la parte mínima fija.

En caso de pagarse dividendos con cargo a utilidades acumuladas que no provengan de la Cuenta de Utilidad Fiscal Neta (CUFIN), se causará un impuesto de acuerdo con las disposiciones de la Ley del Impuesto sobre la Renta (LISR). En caso de reducción de capital se considera dividendo el excedente del capital contable sobre la suma de los saldos de las cuentas de capital de

aportación, CUFIN y utilidad fiscal neta reinvertida, conforme a los procedimientos establecidos por la LISR.

NOTA 6 - IMPUESTO SOBRE LA RENTA (ISR), PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD (PTU) E IMPUESTO AL ACTIVO (IA):

Las subsidiarias de SANLUIS preparan su declaración individual de ISR cada año. Además, SANLUIS prepara una declaración consolidada para fines fiscales. El régimen de consolidación fiscal en vigor limita la consolidación a un 60% de la participación accionaria.

El resultado fiscal difiere de la utilidad contable consolidada debido principalmente a la deducción fiscal de compras, a la utilidad por posición monetaria y otras partidas, las cuales no son acumulables en su totalidad, y a la determinación del ajuste anual por inflación.

De acuerdo con las modificaciones a la LISR, aprobadas el 1 de enero de 2002, la tasa del ISR se reducirá gradualmente en 1% anual a partir de 2003 hasta llegar a 32% en 2005.

NOTA 7 - CONTINGENCIA:

El 14 de enero de 2003 el juzgado Séptimo de Distrito A en Materia Civil del Distrito Federal admitió la demanda de Orix Finance Corporation I y Orixtex, LLP, presuntos poseedores de Eurobonos emitidos por SANLUIS por US$2.5 millones, quienes solicitan que SANLUIS sea sometida a concurso mercantil.

SANLUIS y sus asesores legales consideran que existen sólidos elementos jurídicos para demostrar que no se reúnen los supuestos establecidos en la Ley de Concursos Mercantiles y estiman que esta solicitud no procederá, además de que los acuerdos alcanzados con los acreedores que decidieron reestructurar son acuerdos firmes e irreversibles.

El pasado 8 de septiembre de 2003 el Juzgado Séptimo de Distrito en Materia Civil en el Distrito Federal declaró improcedente la solicitud de declaración de concurso mercantil formulada por Orix Finance Corp. I y Orixtex, L.L.C., por no encontrarse SANLUIS en los supuestos del Artículo 10 de la Ley de Concursos Mercantiles y condenó a dichos supuestos acreedores al pago de gastos y costas judiciales, incluidos los honorarios y gastos del visitador designado por el Instituto Federal de Especialistas en Concursos Mercantiles. La sentencia mencionada está sujeta a impugnación, por lo que en su oportunidad se hará del conocimiento del público inversionista la resolución definitiva, la cual SANLUIS estima sea confirmada.

NOTA 8 - FINANCIEROS PROFORMA POR EL AÑO ANTERIOR

Con la intención de presentar información comparativa entre el año anterior y el actual, a continuación se presentan los siguientes estados financieros condensados, en donde:

La versión del año 2002.- Incluye los efectos de la reestructura definitiva del 87% de los pasivos bancarios de SANLUIS, así como sus efectos en el estado de resultados, principalmente en el renglón de intereses y partida extraordinaria. Esta versión es comparable con los resultados del trimestre actual, misma que incluye los efectos de la reestructura definitiva.

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

ANEXO 2

Estado de Resultados Consolidado al 30 de septiembre del año 2003
(miles de pesos de poder adquisitivo del 30 de septiembre del año 2003)

	2003	2002
Ventas netas	3,772,180	3,253,452
Utilidad bruta	815,525	777,719
Utilidad de operación	284,938	270,501
Gasto Financiero	253,698	191,258
Total CIF	306,624	545,960
Partida Extraordinaria	- -	(555,102)
Resultado Neto Mayoritario	(162,939)	156,567

Balance General Consolidado al 30 de septiembre del año 2003
(miles de pesos de poder adquisitivo del 30 de septiembre del año 2003)

	2003	2002
Total activo circulante	1,586,442	1,453,647
Propiedades, planta y equipo	4,187,114	4,108,493
Otros	1,457,882	1,787,481
Total activo	7,231,438	7,349,621
Pasivo Corto Plazo	1,420,132	1,225,212
Pasivo Largo Plazo	3,396,128	3,468,654
Total Pasivo	4,816,260	4,693,866
Capital Contable	2,415,178	2,655,755

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2003**

SANLUIS CORPORACION , S. A. DE C. V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**

Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 ADMINISTRACION Y CONTROL SANLUIS, S.A. DE C.V.	TENEDORA	1,258,616,577	99.99	1,338,095	228,632
2 SANLUIS CO-INTER, S.A.	TENEDORA	4,899,999	99.99	587,496	530,070
3 CORPORACION TURISTICA SANLUIS, S.A. DE C.V.	TENEDORA	333,878,051	99.99	609,515	1,673,619
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**2,535,106**	**2,432,321**
ASOCIADAS					
1 BREMBO RASSINI, S.A DE C.V.	PRODUCCION Y VENTA DE DISCOS Y ROTORES	165,315	24.00	8,495	55,151
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**8,495**	**55,151**
OTRAS INVERSIONES PERMANENTES					**84,104**
TOTAL					**2,571,576**

FILE No. 82-2867

OBSERVACIONES

(1) Se entiende por empresas Subsidiarias a lo que se establece en los términos de los incisos b) y e), y empresas Asociadas en los términos de los incisos f) y g) del párrafo 3 del boletín B-8.
(2) Porcentaje en relación al total de Capital Social pagado en la empresa de referencia.
(3) Para este propósito deberá observarse lo establecido por la disposición cuarta incisos 1 y 2 de la circular 11-10, expedida por la Comisión Nacional Bancaria y de Valores.
(4) En este renglón se deberán especificar el número de Subsidiarias (Asociadas) que integran el renglón de otras Subsidiarias (Asociadas) y los totales de número de acciones, costo de adquisición y valor actual.

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **3** AÑO: **2003**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
HSBC Bank plc. (Agent)	20/09/2001	9.00	0	0	0	0	0	0	0	0	202,878	0	0	0	0	0
The Bank of New York (Truste	18/03/2008	8.88	0	0	0	0	0	0	0	0	0	0	0	0	0	119,636
RCA (Reestructured Credit Ag	31/12/2008	4.64	0	0	0	0	0	0	0	53,987	26,994	129,570	215,951	259,140	302,330	1,541,298
Emisión de Obligaciones Nota	30/06/2010	8.00	0	0	0	0	0	0	0	0	0	0	0	0	0	542,423
Credit Agricole Indosuez	30/10/2001	6.26	0	0	0	0	0	0	0	0	88,387	0	0	0	0	0
Scotia Bank Inverlat	25/06/2006	4.11	0	0	21,595	75,582	151,165	104,376	0	0	0	0	0	0	0	0
Banco Safra	15/08/2006	24.35	0	0	0	0	0	0	0	0	11,988	648	1,012	889	363	229
TOTAL BANCARIOS			**0**	**0**	**21,595**	**75,582**	**151,165**	**104,376**	**0**	**53,987**	**328,247**	**130,218**	**216,963**	**260,029**	**302,693**	**2,203,586**

FILE No.82-2867

CLAVE DE COTIZACION: SANLUIS
SANLUIS CORPORACION , S. A. DE C. V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 3 AÑO: 2003

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
PROVEEDORES																
NICHIMEN			0	0	0	0	0	0	0	0	0	101,264	0	0	0	0
ACEROS VILLARES			0	0	0	0	0	0	0	0	0	48,476	0	0	0	0
ATLAX, S.A. C.V.			0	0	0	41,936	0	0	0	0	0	0	0	0	0	0
STEELCO MC MASTER INC			0	0	0	0	0	0	0	0	0	15,671	0	0	0	0
MONROE MEXICO, S.A. C.V.			0	0	0	12,963	0	0	0	0	0	0	0	0	0	0
GENERAL MOTORS CO.			0	0	0	0	0	0	0	0	0	11,651	0	0	0	0
GERDAU, INC.			0	0	0	0	0	0	0	0	0	8,107	0	0	0	0
PARTES DE PLASTICO DE MEXICO			0	0	0	7,913	0	0	0	0	0	0	0	0	0	0
DE ACERO, S.A. C.V.			0	0	0	7,023	0	0	0	0	0	0	0	0	0	0
VOLCLAY DE MEXICO, S.A. C.V.			0	0	0	6,920	0	0	0	0	0	0	0	0	0	0
MATERIALS PROCESING			0	0	0	0	0	0	0	0	0	4,193	0	0	0	0
COOPER INDUSTRIES			0	0	0	0	0	0	0	0	0	4,109	0	0	0	0
FLEXIBLE PRODUCTS CO.			0	0	0	0	0	0	0	0	0	4,056	0	0	0	0
ALLEGHENY COATINGS			0	0	0	0	0	0	0	0	0	3,785	0	0	0	0
ELECTROMETALURGIA DE VERACRU			0	0	0	3,730	0	0	0	0	0	0	0	0	0	0
DUFERCO STEEL			0	0	0	0	0	0	0	0	0	3,230	0	0	0	0
MENIE MACHINNE COMPANY			0	0	0	0	0	0	0	0	0	3,219	0	0	0	0
MATERIAS PRIMAS DYASA, S.A.			3,147	0	0	0	0	0	0	0	0	0	0	0	0	0
ACEROS RGC, S.A.			3,054	0	0	0	0	0	0	0	0	0	0	0	0	0
AUTOTRANSPORTES ORTEGA TAFOY			2,817	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS PROVEEDORES			74,018	0	0	48,169	0	0	0	0	0	55,852	0	0	0	0
TOTAL PROVEEDORES			**83,036**	**0**	**0**	**128,654**	**0**	**0**	**0**	**0**	**0**	**263,613**	**0**	**0**	**0**	**0**
OTROS PASIVOS			249,777	0	3,031	136,266	4,688	3,144	1,572	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**249,777**	**0**	**3,031**	**136,266**	**4,688**	**3,144**	**1,572**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

FILE No. 82-2867

CLAVE DE COTIZACION: SANLUIS
SANLUIS CORPORACION , S. A. DE C. V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **3** AÑO: **2003**

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
			332,813	**0**	**24,626**	**340,502**	**155,853**	**107,520**	**1,572**	**53,987**	**328,247**	**393,831**	**216,963**	**260,029**	**302,693**	**2,203,586**

OBSERVACIONES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $10.7975 PESOS POR DÓLAR AMERICANO

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	83,332	**899,778**	7,845	84,705	984,483
PASIVO	**398,156**	**4,299,084**	**11,393**	**123,017**	**4,422,101**
	85,266		11,393	123,017	1,043,670
	312,890		0	0	3,378,431
SALDO NETO	**(314,824)**	**(3,399,306)**	**(3,548)**	**(38,312)**	**(3,437,618)**

OBSERVACIONES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $10.7975 PESOS POR DÓLAR AMERICANO

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2003**

SANLUIS CORPORACION , S. A. DE C. V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	1,196,896	5,127,485	3,930,589	0.40	15,722
FEBRERO	1,160,234	5,287,556	4,127,321	0.27	11,144
MARZO	1,241,210	5,387,283	4,146,074	0.63	26,120
ABRIL	1,990,705	4,588,942	2,598,237	0.17	4,417
MAYO	1,471,455	4,773,545	3,302,090	(0.32)	(10,567)
JUNIO	1,454,446	4,581,448	3,127,003	0.08	2,502
JULIO	1,465,207	4,970,513	3,505,307	0.14	4,907
AGOSTO	1,403,224	5,222,220	3,818,996	0.29	11,075
SEPTIEMBRE	1,478,450	5,249,888	3,771,438	0.51	19,234
ACTUALIZACION:	0	0	0	0.00	769
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**85,323**

FILE No. 82-2867

OBSERVACIONES

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
RASSINI XALOSTOC (1)	FABRICACION Y VENTA DE MUELLES	2,377	93
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE RESORTES	4,925	70
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE MUELLES	5,209	89
RASSINI	FABRICACION Y VENTA DE BARRAS	2,836	69
TORSION BARS (1)	DE TORSION	0	0
SUSPENSIONES RASSINI (1)	FABRICACION Y VENTA DE MUELLES	3,400	91
RASSINI	FABRICACION Y VENTA DE DISCOS,	0	0
FRENOS (1)	TAMBORES Y ROTORES	7,640	78
BYPASA (1)	FABRICACION Y VENTA DE BUJES	35,000	85
MUELLES BRASIL (2)	FABRICACION Y VENTA DE MUELLES	44,000	94
RESORTES BRASIL (1)	FABRICACION Y VENTA DE RESORTES	2,600	89
RASSINI CHASSIS SYSTEM (1)	FABRICACION Y VENTA DE RESORTES	2,500	40

OBSERVACIONES

(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
DIVISION AUTOPARTES					
		SOLERA	MC STEEL TRADE CENTER DUFERCO SLATER STEEL INC. NICHIMEN CANADA INC. ATLAX, S.A. DE C.V.		66.36
SOLERA	VILLARES (BRASIL) GERDAU (BRASIL)				66.26
		BARRA REDONDA	STELCO INC.		62.06
		BARRA P/FABRIC. DE BARRAS DE TORSION	JACKSON TUBE STELCO		57.40
CHATARRA DE 1a. AUTOMOTRIZ	DISTRIBUIDORA DE ALEACIONES VOLCLAY DE MEXICO SA DE CV				34.92

OBSERVACIONES

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: **3** AÑO: **200**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
(PZAS) MUELLES	5,847,865	1,769,576	344,255	169,406		RASSINI	ARMADORAS AUTON
(PZAS) BARRAS DE TORSION PIEDRAS N.	1,450,488	125,486	498,882	35,631		RASSINI	ARMADORAS AUTON
(PZAS) RESORTES HELICOIDALES	2,661,298	133,371	887,325	43,188		RASSINI	ARMADORAS AUTON
(PZAS) DISCOS TAMBORES, ROTORES RASSINI FRENOS	6,499,631	813,483	2,626,832	268,895		RASSINI	ARMADORAS AUTON
(TONS) BRASIL	35,256	374,623	32,522	377,052		RNA	
TOTAL		3,216,539		894,172			

FILE No 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: **3** AÑO: **200:**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PAGINA 2
CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
(PZAS) MUELLES			5,504,121	1,842,333	E.U.A. Y CANADA	RASSINI	ARMADORAS AUTOM
(PZAS) BARRAS DE TORSION PIEDRAS N.			955,581	110,827	E.U.A.	RASSINI	ARMADORAS AUTOM
(PZAS) RESORTES HELICOIDALES			1,846,140	119,751	E.U.A.	RASSINI	ARMADORAS AUTOM
(PZAS) DISCOS, TAMBORES, ROTORES RASSINI FRENOS			3,884,730	778,096	E.U.A.	RASSINI	ARMADORAS AUTOM
(TONS) BRASIL			2,149	27,001		RNA	ARMADORAS AUTOM
TOTAL				2,878,008			

OBSERVACIONES

El volumen se representa en unidades.
El monto se representa en miles de pesos.
Las ventas de Brasil corresponden a Muelles y Resortes y se consideran nacionales las que se realizan en Brasil y de exportación las que se realizan fuera de éste.

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: 3 AÑO: **2003**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A		9	107,664,450		107,664,450		10,383	
B		9	40,097,706			40,097,706	3,867	
C		9	40,097,706			40,097,706	3,867	
D		9	40,097,706			40,097,706	3,867	
TOTAL			**227,957,568**	**0**	**107,664,450**	**120,293,118**	**21,984**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
227,957,568

PROPORCION DE ACCIONES POR :

CPO's : LAS ACCIONES DE LAS SERIES 'B', 'C' Y 'D' NO COTIZAN INDI'
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

LAS ACCIONES DE LAS SERIES 'B', 'C' Y 'D' NO COTIZAN INDIVIDUALMENTE, ESTAS SERIES SE INTEGRAN EN 40,097,706 CPO'S LOS CUALES SI COTIZAN EN LA BMV. DICHOS CPO´S ESTAN REPRESENTADOS CADA UNO DE ELLOS POR UNA ACCION 'B' UNA ' Y UNA 'D'.
ACCIONES RECOMPRADAS A LA FECHA 3,504,000 CPO´S.

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

NINGUNO QUE REVELAR

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Para consolidar las operaciones de Rassini NHK Autopecas, S/A (localizada en Brasil) y Rassini International, L.L.C. (localizada en Estados Unidos de América)se utiliza la metodología establecida en el Boletín B-15 "Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras", convirtiendo los activos y pasivos (monetarios y no monetarios), así como los ingresos y gastos, al tipo de cambio vigente.

Tipos de cambio de Reales por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	3.8533	2.9626
Tipo de cambio promedio	2.6769	3.1303

Tipos de cambio de Pesos por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	10.2425	10.7975
Tipo de cambio promedio	9.4790	10.6490

Las diferencias originadas por la conversión de dichos estados financieros a pesos se registran dentro de la insuficiencia en la actualización del capital. Al 31 de septiembre de 2003 y 2002 los efectos de conversión de Rassini NHK Autopecas y Rassini International, L.L.C., no fueron importante.

CLAVE DE COTIZACION: SANLUIS FECHA: 24/10/2003 12:48
SANLUIS CORPORACION , S. A. DE C. V.

FILE No. 82-2867

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	SANLUIS CORPORACION , S. A. DE C. V.
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-58-00
FAX:	5-202-6604
DIRECCION DE INTERNET:	www.sanluiscorp.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	SCO960314EE3
DOMICILIO FISCAL:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	LIC GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE EJECUTIVO Y CONSEJERO DELEGADO
NOMBRE:	ING ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	amadero@sanluiscorp.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800

CLAVE DE COTIZACION: SANLUIS FECHA: 24/10/2003 12:48

SANLUIS CORPORACION , S. A. DE C. V.

FAX:	5-202-6604
E-MAIL:	amadero@sanluiscorp.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR GENERAL DE FINANZAS Y CFO
NOMBRE:	ING SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS CORPORATIVAS
NOMBRE:	ING. JUAN CARROLL DE LA TORRE HENSON
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	jtorre@sanluiscorp.com.mx

FILE No. 82-2867

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO PROPIETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC AGUSTIN SANTAMARINA VAZQUEZ
DOMICILIO:	CAMPOS ELISEOS 345 PISO 2
COLONIA:	CHAPULTEPEC POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-279-5414
FAX:	5-280-3458
E-MAIL:	asantamarina@s_s.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRIMER PROSECRETARIO
NOMBRE:	LIC. FERNANDO TODD ALVAREZ
DOMICILIO:	FRANCISCO PETRARCA 133 DESPACHO 401

CLAVE DE COTIZACION: SANLUIS FECHA: 24/10/2003 12:48

SANLUIS CORPORACION , S. A. DE C. V.

COLONIA:	CHAPULTEPEC MORALES
C. POSTAL:	11570
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5203-6333
FAX:	5203-6006
E-MAIL:	info@todd.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. HECTOR AMADOR ADAM
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	hamador@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS Y CFO
NOMBRE:	ING. SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE CONTROL DE GESTION
NOMBRE:	C.P. JUAN PABLO SANCHEZ KANTER
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	jsanchez@sanluiscorp.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS
SANLUIS CORPORACION , S. A. DE C. V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING SERGIO MAURICIO VISINTINI FRESCHI
DIRECTOR GENERAL DE FINANZAS Y CFO

C.P. JUAN PABLO SÁNCHEZ KANTER
DIRECTOR DE CONTROL DE GESTION

MEXICO, D.F., A 24 DE OCTUBRE DE 2003

FILE No. 82-2867

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

FILE No. 82-2867

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

LAS CIFRAS AL 30 DE SEPTIEMBRE DE 2002 (TRIMESTRE AÑO ANTERIOR) INCLUYE MOVIMIENTOS DE REESTRUCTURA DE LA DEUDA AL 100% TAL COMO SE PRESENTO EL AÑO ANTERIOR (LA REESTRUCTURA DEFINITIVA SE DIO EN DICIEMBRE DE 2002 AL 87%) (Ver Nota 8)

r4: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $245,430 EN 2003 Y $231,394 EN 2002 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

Utilidad (pérdida) por acción no incluye la serie "D"
d04: Cálculo realizado sobre Acciones Ordinarias
d05: Cálculo realizado sobre Acciones Ordinarias
d06: Cálculo realizado sobre Acciones Ordinarias
d07: Cálculo realizado sobre Acciones Ordinarias

rt1: La información del Estado de Resultados Trimestral correspondiente al año anterior, incluye los movimientos definitivos de la reestructura de la deuda al 87%, esto para una mejor interpretación de los estados financieros, al comparar contra el trimestre del año actual.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.